SG Cowen & Co., LLC

1221 Avenue of the Americas

New York, New York 10020

June 23, 2005

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: David Roberts, Esq., Staff Attorney

Re:	Kenexa Corporation
Registration Statement on Form S-1 (File No. 333-124028)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as the representatives of the several underwriters, hereby join with Kenexa Corporation in requesting that the effective date for the Registration Statement referred to above be accelerated so that the Registration Statement will become effective at 4:15 pm Eastern Daylight Savings Time on June 23, 2005, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 of the General Rules and Regulations under the Securities Act, the following information is provided with respect to the distribution to date of the preliminary prospectus dated June 8, 2005:

To Whom Distributed	Number of Copies
Prospective underwriters	350
Individuals	947
Institutions	5,408
Others	295

Total	7,000

The undersigned hereby confirm that we are aware of our responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed initial public offering of Common Stock by Kenexa Corporation specified in the above captioned Registration Statement.

Sincerely,

SG Cowen & Co., LLC
Needham & Company, LLC
JMP Securities LLC
As representatives of the several underwriters

By:	SG Cowen & Co., LLC

/s/ William Buchanan
William Buchanan
Managing Director
Equity Capital Markets